PHONE: (202) 467-0920 FAX: (202) 318-4486 E-MAIL ADDRESS: ncarr@bvcpc.com INTERNET ADDRESS: www.bvcpc.com	BABIRAK, VANGELLOW & CARR, P.C. ATTORNEYS AND COUNSELORS AT LAW 1920 L Street, N.W. Suite 525 Washington, D.C. 20036	Offices Also Located In: Maryland Virginia London, England

February 9, 2007

Barbara C. Jacobs, Esq.

Assistant Director

Division of Corporation Finance

Stop No. 4561

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Guardian Technologies International, Inc. Registration Statement on Form S-1 Filed on December 22, 2006 (File No. 333-139591)
Form 10-Q for the Period Ended September 30, 2006, as Amended (File No. 0-28238)

Dear Ms. Jacobs:

On behalf of our client, Guardian Technologies International, Inc., a Delaware corporation, we hereby acknowledge receipt of a letter of comment from the staff of the Securities and Exchange Commission (“SEC”) regarding the Company’s registration statement on Form S-1 filed on December 22, 2006 (File No. 333-139591) (the “Registration Statement”), and Form 10-Q/A for the period ended September 30, 2006 (File No. 0-28238) filed on December 7, 2006 (the “Form 10-Q/A”).  In response thereto, enclosed for filing are the following:

(i)

Pre-Effective Amendment No. 1 to the Company’s registration statement on Form S-1 (the “Form S-1 Amendment”); and

(ii)

Form Amendment No. 2 to the Company’s Form 10-Q for the period ended September 30, 2006 (the “Form 10-Q Amendment”).

The Company is hereby amending the above filings in response to comments raised in the staff’s letter of comment and to make certain other changes.  Set forth below please find responses to the comments raised by the staff in the letter of comment. The numbered responses set forth below correspond to the comments received from the staff in the letter of comment and, in each case, contain each such staff comment in full.

1.

We note that Section 2.1(b) of the Purchase Agreement, filed as Exhibit 10.67 to the Form S-1, states that the second closing “shall occur on, or as soon as

BABIRAK, VANGELLOW & CARR, P.C.

Barbara C. Jacobs, Esq.

Division of Corporation Finance

Securities and Exchange Commission

February 9, 2007

reasonably practicable following, the Effective Date,”  subject to the conditions described in Section 2.3.  Our guidance requires that the closing of the private placement of the unissued securities occur “within a short time” after effectiveness of the resale registration statement in order for the transaction to be considered complete at the time of filing.  Please advise us more specifically as to the timing of the second closing.  Tell us the maximum number of days following the effectiveness of the registration statement during which the second closing may occur.  See Telephone Interp.  3S of the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations Supplement of March 1999, available on our website.

Response:  As of the first closing of the private placement of the Series A 10% Senior Convertible Debentures (“Series A Debentures”) and Series D Common Stock Purchase Warrants (“Series D Warrants”) on November 8, 2006, each of the investors became irrevocably bound to purchase the Series A Debentures to be issued at the second closing following the effective date of the Registration Statement, subject to certain conditions not within the control of the investors and the delivery of certain closing deliverables by the Company.  Accordingly, at the first closing, investors assumed the market risk with regard to the Series A Debentures to be issued at the second closing.

Section 2(b) of the Purchase Agreement provides that the second closing shall occur on, or as soon as reasonably practicable following, the effective date of the Registration Statement.  However, Section 2(b)(i) expressly provides that, upon receipt of notice from the SEC that the Registration Statement shall not be reviewed or subject to further review, the Company is required to promptly deliver notice thereof to investors and advise investors of the proposed effective date. This notice is required to be delivered contemporaneously with the filing of the Company’s acceleration request.  Within three trading days of receipt of such notice each investor is required to deliver into escrow the subscription proceeds for the second closing. See Section 2(b)(i) and (ii) of the Purchase Agreement.  Delivery of the closing deliverables with respect to the second closing is within the control of the Company.

Accordingly, under the terms of the Purchase Agreement, investors will have delivered into escrow subscription proceeds for the second closing either before or within three trading days of the effective date of the Registration Statement.  Consistent with the staff’s guidance in Interpretation 3.S(b), the Company expects that the second closing will occur “within a short time” after the effective date of the resale Registration Statement.

Furthermore, following our discussions with the staff regarding the above comment, we have been advised by the Company that it has reviewed with investors in the financing the provisions of Section 2(b) and each of such investors has confirmed that its understanding and interpretation of such provisions is consistent with the staff’s view, and that the second closing shall take place no later than five (5) days following the effective date of the Registration Statement.

2.

In Section 4(c) of the Form of Debenture Agreement relating to the Series A Senior Convertible Debentures, you indicate that there is a 4.99% conversion limitation on beneficial ownership.  The Debenture Agreement provides that the cap on beneficial

BABIRAK, VANGELLOW & CARR, P.C.

Barbara C. Jacobs, Esq.

Division of Corporation Finance

Securities and Exchange Commission

February 9, 2007

ownership may be waived by the holder.  It appears that this feature provides impermissible discretion on the part of the holder.  The investor’s ability to subsequently increase the number of shares beyond the 4.99% ceiling to 9.99% is inconsistent with the guidance set out in the Corporation Finance Division’s guidance on PIPE transactions (3.S) contained in the March 1999 Supplement of the Corporation Finance Manual of Publicly Available Telephone Interpretations.  Agreement terms that provide the investor with the ability to make investment decisions under the agreement after the time of filing the resale registration statement are inconsistent with a conclusion that the unregistered offer and sale was complete when the resale filing was made.

Response:  As disclosed in the Registration Statement, the offer and sale of the Company’s Series A Debentures and Series D Warrants closed on November 8, 2006 (the Series A Debentures and Series D Warrants, collectively, the “Securities”).  The offer and sale of the Securities was effected by the Company in reliance upon an exemption from the registration requirements under the Securities Act of 1933, as amended (the “Securities Act”), set forth in Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder.  Each investor in the Securities was an “accredited investor” within the meaning of Rule 501(a) of Regulation D or a “qualified institutional buyer” within the meaning set forth in Rule 144A(a).

For the reasons discussed below, we are of the view that, at the first closing, investors became irrevocably bound to purchase the Series A Debentures, including the Series A Debentures to be purchased at the second closing, and were at market risk with regard to the Series A Debentures at the time of the first closing and prior to the filing of the Registration Statement.

Telephone Interpretation 3.S of the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations Supplement of March 1999 (“Interpretation 3.S”), states, in pertinent part, as follows:

“In a PIPE transaction (private-investment, public-equity), the staff will not object if a company registers the resale of securities prior to their issuance if the company has completed the Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the registration statement. …There can be no conditions to closing that are within an investor’s control or that an investor can cause not to be satisfied [emphasis added].”

Under the guidance in Interpretation 3.S, the staff requires the Section 4(2)-exempt sale of the convertible security to the investor to have occurred before the filing of the resale registration statement and that the investor be at market risk at the time of the filing of the registration statement.  Based upon the staff’s guidance, we believe that the Section 4(2)-exempt sale of the Company’s “convertible security,” namely, the Series A Debentures, occurred at the first closing, on November 8, 2006, and that each investor’s investment decision regarding the purchase of the Debentures occurred at the time of such first closing.

At the first closing and prior to the filing of the Registration Statement, investors were

BABIRAK, VANGELLOW & CARR, P.C.

Barbara C. Jacobs, Esq.

Division of Corporation Finance

Securities and Exchange Commission

February 9, 2007

irrevocably bound to purchase the Debentures within the meaning set forth in Interpretation 3.S.  All of the terms of the Debentures, including the right of a holder to increase its conversion limitation, were determined at or prior to the first closing as set forth in the Series A Debentures, the terms of which were negotiated with each such investor and their respective legal counsel.

Also, in other contexts, the staff has taken the position that not every amendment or modification to a convertible security (including a debt security) gives rise to a new investment decision.  See, e.g., Rule 144(d)(3)(ii) under the Securities Act.  Any increase in the conversion percentage does not involve the payment or provision by the investor, or receipt by the Company, of any additional consideration, the amount of which was set at the first closing.  Moreover, any such increase relates to the subsequent conversion of the Debenture and not to the original decision to purchase the Debentures.  See, e.g., Section 3(a)(9) of the Securities Act.

Based on the foregoing, we respectfully submit that the unregistered offer and sale of the Series A Debentures was complete at the time of the filing of the Registration Statement and that an investor’s ability to elect to increase the conversion percentage does not give an investor the ability to make an investment decision regarding the purchase of the Series A Debentures after the filing of the Registration Statement.

3.

We note that the shares being offered for resale by the selling shareholders include shares of common stock issuable as interest in lieu of cash pursuant to the terms of the Series A Convertible Debentures.  We note further that Section 2(a) of the Form of Debenture Agreement, filed as Exhibit 10.68, provides the holders with the ability to waive the Equity Conditions that must be met before the company may elect to pay in stock.  It appears that this structure provides the investors with a potential investment decision. As it is inappropriate to register the resale of securities until after the private offering for those securities has been completed, please provide us with your analysis as to why you believe that the offer and sale of the interest shares was complete when you filed the resale registration statement.  In your analysis, please discuss whether the holders are irrevocably bound to receive the common stock issuable in lieu of cash and whether they are entitled to make additional investment decisions with respect to the interest payments.

Response:  Under Section 2(a) of the Series A Debenture, the Company is required to pay interest to a holder on the aggregate unconverted and then outstanding principal amount of a Series A Debenture (i) quarterly on January 1, April 1, July 1 and October 1 during the term of the debenture, (ii) on a conversion date as to the principal amount then converted, and (iii) on the maturity date.  Such interest may be paid in cash, common stock or any combination thereof.

Section 2(b) of the Series A Debenture expressly provides that the decision whether to pay interest in cash, shares of common stock or a combination thereof, is at the discretion of the Company, subject to certain conditions.  Such conditions, including the Equity Conditions, are not within the control of the investor.  We do not believe that the ability of an investor to waive the Equity Conditions gives an investor a potential investment decision.

Consistent with the staff’s guidance in Interpretation 3.S, the Company completed the sale and issuance of the convertible security, namely, the Series A Debentures, prior to the filing

BABIRAK, VANGELLOW & CARR, P.C.

Barbara C. Jacobs, Esq.

Division of Corporation Finance

Securities and Exchange Commission

February 9, 2007

of the Registration Statement.  The terms of the Series A Debentures were negotiated with investors and their respective counsel at or prior to the first closing and the Series A Debentures were duly issued to investors at the first closing on November 8, 2006, prior to the filing of the Registration Statement.  The Series A Debentures to be issued at the second closing will be identical to the debentures issued at the first closing.

After the date of the first closing, there were no conditions to the issuance and sale of the Series A Debentures or the issuance of the interest payment shares that are within the control of the investor or that the investor can cause not to be satisfied. The decision whether to pay interest in the form of cash, common stock or a combination thereof is in the sole discretion of the Company. None of the Equity Conditions set forth in Section 1 of the Series A Debenture are within the control of an investor.  The only investment decision by a holder of a Series A Debenture with respect to the receipt of interest in the form of common stock was made at the time of the first closing and prior to the filing of the Registration Statement.  Also, no additional consideration is required to be paid or provided by an investor with regard to the interest payment shares.  Further, the shares to be issued in lieu of interest will be “restricted securities.”

As the staff knows, under contract law, any term or condition of an agreement governing a security may be waived by an investor even though such waiver is not contemplated under the express terms of the agreement governing the security.  If the staff takes the position that the mere possibility of a waiver of a term or condition of a convertible security gives rise to a potential new investment decision, the effect would be to limit or preclude a prospective issuer’s ability to rely upon the staff’s guidance under Interpretation 3.S(b).  Moreover, in other contexts, the staff has taken the position that minor amendments or modifications to the terms of a security do not create a new security or give rise to a new investment decision on the part of an investor.  See, e.g., Rule 144(d)(3)(ii) under the Securities Act.

Based on the foregoing, we respectfully submit that the private offering of the Series A Debentures was complete at the first closing and prior to the filing of the Registration Statement and that investors are not entitled to make additional investment decisions regarding the interest payment shares.

Calculation of Registration Fee

4.

We note that you rely on Rule 416 to register “any additional shares of common stock…which may become issuable by reason of stock splits, stock dividends and similar transactions pursuant to the anti-dilution provisions of the Series A 10% Senior Convertible Debentures, Series D Common Stock Purchase Warrants, Placement Agent Warrants, and other warrants.” We note further that Section 5 of the Form of Debenture, filed as Exhibit 10.68, contains adjustment provisions relating to adjustments to the conversion price upon certain fundamental changes, full-ratchet provisions and other subsequent events. Please be advised that a change in the number of shares issuable as a result of a fundamental change, subsequent equity sales or the like is not considered an anti-dilution provision and thus is not a “similar event” for the purposes of Rule 416. Refer to Interpretation 3S of the Securities Act portion of the March 1999 supplement to the manual of publicly available Corporation Finance telephone interpretations for guidance. Please

BABIRAK, VANGELLOW & CARR, P.C.

Barbara C. Jacobs, Esq.

Division of Corporation Finance

Securities and Exchange Commission

February 9, 2007

confirm your understanding in this respect and revise footnote (2) to the calculation of registration fee table, if necessary, so that it is consistent with the staff’s views regarding Rule 416.

Response:  Comment complied with.  See footnote (2) to the Calculation of Registration Fee Table on page (ii) of the Form S-1 Amendment.  On behalf of the Company, we also confirm that the Company’s understanding of Rule 416 is consistent with the staff’s interpretation and guidance referred to above.

Prospectus Summary

Recent Developments, Page 6

5.

Consistent with our comment above, please revise the disclosure on page 7 to describe separately the standard anti-dilution provisions and the price resetting or full-ratchet provisions intended to adjust the conversion price upon the occurrence of the events outlined in Section 5 of the Form of Debenture. The disclosure describing the various triggering events relating to the full-ratchet provisions is dense and generally difficult to read. Similarly, explain in clearer detail the reference to “certain revenue and other milestones” that, if not met, may cause the conversion price and exercise price of the debentures and warrants to be reset. Please note that the summary section of the prospectus is subject to the plain English principles described in Rule 421(d). In this regard, revise to eliminate lengthy sentences, embedded paragraphs, multiple parenthetical phrases and the like.

Response:  Comment complied with.  See pages 7 through 12 of the Form S-1 Amendment.

Risk Factors, page 11

6.

Please include a prominently placed risk factor alerting investors to the existence of your severe working capital deficit and quantify the extent to which you have been funding the company through loans and salary deferments from officers of the company. Disclose in the subheading the number of months of operations your current cash resources will fund and the amount required to fund your financial obligations for the next 12 months.

Response:  Comment complied with.  See page 14 of the Form S-1 Amendment.

7.

Please update the risk factors on page 13 that address your disclosure controls and procedures and your financial systems and controls, as well as any other related disclosure, to include the September 30, 2006 quarterly report.

BABIRAK, VANGELLOW & CARR, P.C.

Barbara C. Jacobs, Esq.

Division of Corporation Finance

Securities and Exchange Commission

February 9, 2007

Response:

Comment complied with.  See page 16 of the Form S-1 Amendment.

Executive Compensation, page 70

8.

Executive Compensation should be provided through fiscal year 2006. See Telephone Interp. J. 8B of the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations.

Response:

Comment complied with.  See disclosure commencing on page 77 of the Form S-1 Amendment.

9.

Please be advised that the executive compensation and related person disclosure requirements pursuant to Items 402 and 404 of Regulation S-K have been updated. See generally Release No. 33-8732A (September 8, 2006). Given that this registration statement was filed on December 22, 2006 and your fiscal year ended December 31, 2006, please revise these sections to comply with the newly adopted executive compensation and related person disclosure rules for your most recent fiscal year. See Section VII. of Release No. 33-8732A (September 8, 2006).

Response:

Comment complied with.  See disclosure commencing on page 77 and page 90 of the Form S-1 Amendment.

Selling Stockholders, page 80

10.

It appears that Midtown Partners & Co. LLC is a registered broker-dealer. Tell us whether any of the other selling shareholders are broker-dealers or affiliates of a registered broker-dealer. For all broker-dealers, advise us whether their shares were received as compensation for investment banking services or as investment shares.

Response:

Please be advised that we believe disclosure in response to this comment was previously included in the Registration Statement.  See disclosure under the heading “Selling Stockholders,” second full paragraph, third full sentence on page 94 of the Form S-1 Amendment and in footnotes 5, 6, 8, 9, 12, 13, 14, 15, and 16 to the Selling Stockholder Table commencing on page 96 through 98  of the Form S-1 Amendment.

11.

To the extent any of the selling shareholders are affiliates of broker- dealers, disclose whether the sellers purchased the shares in the ordinary course of business and at the time of the purchase of the securities to be resold, the sellers had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

Response:

Please be advised that we believe disclosure in response to this comment was previously included in the Registration Statement.  Please see footnotes 5, 6, 8, 9, 12, 13, 14, 15, and 16 to the Selling Stockholder Table on pages 96 through 98 of the Registration Statement. In addition, please see changes to footnotes 12, 13, 14, 15 and 16 to the Selling Stockholder Table

BABIRAK, VANGELLOW & CARR, P.C.

Barbara C. Jacobs, Esq.

Division of Corporation Finance

Securities and Exchange Commission

February 9, 2007

commencing on page 97 of the Form S-1 Amendment.

Legality Opinion

12.

Please advise as to why you are opining on the laws of the District of Columbia when the company is incorporated in Delaware. Either remove all references to the laws of the District of Columbia or explain the reason for including these references.

Response:

Comment complied with.  See our revised legal opinion filed as Exhibit 5.1 to the Form S-1 Amendment.

13.

Please confirm that the reference and limitation to the “Delaware General Corporation Law” includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial opinions interpreting these laws.

Response:

We hereby confirm that the reference to the “Delaware General Corporation Law” in our opinion includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial opinions interpreting these laws.

Form 10-Q for the period ended September 30, 2006, as amended

Controls and Procedures, page 28

14.

You state that the company’s certifying officers “initially concluded that [your] disclosure controls and procedures were effective” but that the certifying officers re-evaluated your disclosure controls and procedures as your consolidated financial statements were found to contain an “error in the application of accounting principles” requiring the company to restate those financials. You go on to state that, “except as expressly noted above,” the Company’s disclosure controls and procedures were effective. Because you may not qualify the conclusion as to effectiveness in this manner, please amend the Form 10-Q to clarify, if true, whether the company’s disclosure controls and procedures were ineffective as of September 30, 2006. To the extent changes were made to your internal control over financial reporting to correct the errors in the quarter ended September 30, 2006, they should be discussed in your disclosure pursuant to Item 308 of Regulation S-K. To the extent any such changes were undertaken after September 30, 2006, we would expect to see a discussion of the changes in your 2006 annual report on Form 10-K.

Response:  Comment complied with and noted. See page 3 of the Form 10-Q Amendment filed herewith.

15.

We note that you have not timely filed some of your periodic reports during the last 12 months. See, for example, the Item 5.02 Form 8-K, which was filed on January 3, 2007. Please be advised that the Form 8-K relating to the resignation of a director on December 21, 2006 should have been filed within four business days of that date. See General instruction B.1 to Form 8-K. As another example, the Form 10-Q filed May 26, 2006 was also not timely filed. Please ensure that future filings comply with the required

BABIRAK, VANGELLOW & CARR, P.C.

Barbara C. Jacobs, Esq.

Division of Corporation Finance

Securities and Exchange Commission

February 9, 2007

timelines. Please also advise as to how you considered these late filings with respect to management’s effectiveness conclusion about your disclosure controls and procedures.

Response:

Comment noted. On behalf of the Company, please be advised that the Company’s delay in the filing of its Form 8-K arose from the fact that the Company was awaiting a formal letter of resignation from Mr. Zorko that would confirm an informal communication.  We have been advised that the Company prepared a Form 8-K regarding Mr. Zorko’s resignation on the same date the informal communication was furnished to the Company; however, the Company delayed the filing thereof pending receipt of a formal written communication.  Please be advised that the Company disclosed under Item 4 of the Company’s Form 10-Q for the period ended June 30, 2006, that it had filed its Form 10-Q for the period ended March 31, 2006, late and that the Company’s disclosure controls and procedures were not effective for the period covered by its Form 10-Q for the period ended June 30, 2006, for the reasons discussed under Item 4 thereof.  As disclosed, the delay in the filing of the Company’s Form 10-Q for the period ended March 31, 2006, arose as a result of management’s determination to restate the Company’s consolidated financial statements for the fiscal years ended December 31, 2003, and 2004, and its determination to engage its current auditors to re-audit such financial statements, in place of the Company’s prior auditors.  See Item 4 of the Company’s Form 10-Q for the quarter ended June 30, 2006.

* * *

If you have any question regarding the foregoing, please feel free to contact the undersigned at (202) 467-0916.

Respectfully submitted,

/s/ Neil R.E. Carr

Neil R.E. Carr

cc:

Mr. Michael W. Trudnak

Chief Executive Officer

28104012.133